May 19, 2010

Ms. Deborah O'Neal-Johnson

Staff Counsel

Securities and Exchange Commission

100 F Street NW

Washington, D.C.  20549

Re:

Nile Capital Investment Trust (the "Registrant"); File Nos. 333-164528 & 811-22384

Dear Ms. O'Neal-Johnson:

As we discussed via telephone on May 18, 2010, the above-named Registrant is contemplating a modification to the Principal Investment Strategy section of its prospectus.  The Registrant proposes additional criteria that would make certain securities eligible for investment by the Fund, which are currently ineligible because of the asset or revenue test included in the current prospectus.  Below is the text of the proposed revision with the new language underlined.

 "The Fund defines African companies as those that (i) have a majority of their assets in, or (ii) derive a majority of their revenues or profits from Africa (“the continent”), or (iii) have a physical business presence in Africa and whose securities are traded on an African securities exchange.  The Fund will invest in the securities of companies of any capitalization.  Under normal market conditions, the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in African companies.  The Fund's adviser seeks to identify companies suitable for investment by using top-down economic analysis; and seeks to identify suitable value and growth companies by employing bottom-up fundamental analysis.  The top-down approach utilizes macroeconomic analysis that evaluates a country's outlook for economic growth, inflation, interest rates, currency, regulatory framework and political stability.  In addition, this analysis evaluates the supply and demand trends for various industries.  The bottom-up approach utilizes fundamental valuation analysis that considers factors such as cash flow return on investments, returns on invested capital, health of balance sheets, strong competitive advantages, prospects for earnings growth, strength of management, sound financial management, sound accounting policies, and pricing flexibility.   .   .   ."

The Registrant is of the opinion that the proposed changes are consistent with the "tied economically" test stated in Rule 35d-1(a)(3)(i) of the Investment Company Act and consistent with the language of Rule 35d-1 as originally proposed.  Because the Registrant was recently organized and has sold only a limited number of shares, the Registrant proposes to make this change by way of a Rule 485(b) filing and file a new Form 497K, reflecting the change in its summary prospectus.  Corresponding changes will be made elsewhere in the summary and statutory prospectus for all series of the Registrant where the definition of "African companies" is included.

The Registrant would appreciate any feedback from the staff regarding the proposed change.  You may contact Marc Collins at 513.352.6774 with any comments.

Respectfully submitted,

THOMPSON HINE LLP